A MESSAGE TO
SHAREHOLDERS FROM
TASEKO'S PRESIDENT AND CEO

Russell E. Hallbauer
President and CEO

Dear Shareholders,

I would like to begin by thanking all of you who supported us during the proxy battle which was initiated by a dissident shareholder group based in Chicago.

As was evidenced over the four months of the proxy fight, the interests of this group which attacked your Board and management were not aligned with the best interests of you or your company.

This group launched libelous attacks against members of both the Board and management team which were knowingly false and misleading. They personally attacked me as well as other executives with innuendo of self-dealing and insider-trading. Every one of their contentions were false and misleading and you, our shareholders, saw through them.

The two leading independent proxy advisory firms both advised shareholders to vote for current Board members, not the dissident’s nominees, and more recently, the British Columbia Securities Commission has formally notified us that the review of the false complaints regarding insider-trading is closed and it will take no action.

While it is not apparent if any securities laws were broken by the dissident group during the proxy battle, they certainly were stretched to avoid full disclosure of what their overall plan was for your company.

This group has apparently not changed its tactics and has recently again threatened us with more lawsuits and written another hostile letter.

The process though, clearly illustrates how vulnerable mining resource companies are in times of low metal prices. Inherent asset value is deflated based on stock market pricing and this, in turn, makes companies such as ours a potential target for opportunistic activism.

A business like Taseko takes a long time to evolve. It takes years to acquire, permit and build long-life assets. Over that period, metal prices go up and they go down, but proper evaluation of assets ensures that the development timeline remains intact so when metal prices strengthen, projects can be advanced. It can take years, and sometimes decades, to unlock the huge economic benefits of building one mine. We have done that with Gibraltar and we will continue to do it with our other great assets. Alternatively, if we can find an asset where our team can create value, we will look to acquire.

For Taseko to build long-term value, we need shareholders with a similar, long-term view.

What was unfortunately overlooked during the lengthy proxy contest was s the fact that we had many successes in 2015.

Gibraltar operated at near capacity and produced a record 142 million pounds of copper. Our site operating costs were reduced by 24% to US$1.59 per pound of copper and total operating costs (C1) were reduced by 22% to US$1.96 per pound of copper.

Despite the copper price being 20% lower in 2015, compared to 2014, we managed to maintain strong earnings from mining operations (before depletion and amortization) of $51 million and actually increased year-over-year adjusted EBITDA and cash flow from operations to $56 million and $52 million, respectively.

The copper market remains weak, as do equity markets for base metal companies. While our share price has increased from the lows in January, the short-term optimism around rising copper prices has been tempered with concerns about the Chinese economy, and more recently, a lack of adequate economic recovery in the United States and Europe.

The price of copper is beyond our control and thus we will focus on those items which we can control.

We will continue to find ways to reduce Gibraltar’s cost of production to ensure it can contribute positive cash flow.

In terms of the strategic growth of the company, there have been some recent positive developments.

In May, the Arizona Department of Environmental Quality (ADEQ) concluded a 30-day public comment period for our Florence Copper Project. On the final day of the public comment period, the department conducted a public hearing in the town of Florence, which was well attended and allowed local citizens to express their views on the project. Many project supporters provided thoughtful and well prepared comments to the state regulators. The ADEQ is now preparing responses to the comments received and once that is completed, we believe the amended Temporary Aquifer Protection Permit (APP) will be issued. This will leave only one outstanding permit required for the Phase 1 production test facility. We expect this permit, called the Underground Injection Control Permit, to be issued to us by the federal Environmental Protection Agency this year. Once in hand, these two permits represent a major step towards developing a copper project with long-life reserves, low pre-production capital costs and first quartile operating costs.

Also, there’s renewed interest in niobium following the sale of Anglo American’s niobium and phosphates operations for US$1.5 billion, to a Chinese company who outbid 14 companies. And only a few years ago, 30% of CBMM, the world’s largest niobium producer, was sold to Japanese and Chinese consortiums for nearly US$4 billion. Niobium is finally getting the attention it deserves as one of 13 minerals on the United States Critical and Strategic Minerals relating to National Security list. Only 10% of global steel production currently contains niobium but as demand for specialty steels increase this could jump to 20%.

Main uses for these specialty steels are in aerospace, automobiles, oil and gas pipelines and shipbuilding. Our Aley Project, which is one of the largest niobium projects in the world, is well advanced and has the potential to be the fourth operating niobium mine globally.

We will continue to advance these two key projects as I know they represent tremendous value for our company.

Above all else, we will keep the health and safety of our employees and environmental performance a priority. Our health and safety track record remains exceptional and yet again Gibraltar was the safest mine in British Columbia for the second year in a row in 2015. The mine was awarded the John Ash Award for 2015 which recognizes mines in British Columbia with at least one million worker hours and the lowest lost-time accident frequency.

Through hard work and determination we will deliver on these commitments and the reward from these efforts will be the creation of long-term value for the benefit of our shareholders.

Again, thank you for your ongoing support and I look forward to the opportunities that lay ahead for the company.

Sincerely,

Russell E. Hallbauer
President and Chief Executive Officer

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